UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No, 4)

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

Kumarakulasingam Suriyakumar

Suriyakumar Family Trust

Shiyulli Suriyakumar 2013 Irrevocable Trust

Seiyonne Suriyakumar 2013 Irrevocable Trust

Dilantha Wijesuriya

Jorge Avalos

Rahul Roy

Sujeewa Sean Pathiratne

TechPrint Holdings, LLC

Copies to:

Mitchell S. Nussbaum, Esq.

Angela M. Dowd, Esq,.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON KUMARAKULASINGAM SURIYAKUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SURIYAKUMAR FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON DILANTHA WIJESURIYA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON JORGE AVALOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON RAHUL ROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON SUJEEWA SEAN PATHIRATNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00191G 10 3

1	NAME OF REPORTING PERSON TECHPRINT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00191G 10 3

Introductory Note

This Amendment No.4 (this “Amendment No.4”) to statement on Schedule 13D, is filed with respect to shares of Common Stock of ARC Document Solutions, Inc. (the “Issuer” or the “Company”) on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Mr. Kumarakulasingam Suriyakumar (“Mr. Suriyakumar” or the “Founder”), director, chairman and chief executive officer of the Issuer; (ii) the Suriyakumar Family Trust (the “Family Trust”), by and through Mr. Suriyakumar as trustee; (iii) the Shiyulli Suriyakumar 2013 Irrevocable Trust (the “Shiyulli Trust”), by and through Ms. Shiyulli Suriyakumar (“Ms. Suriyakumar”) as trustee; (iv) the Seiyonne Suriyakumar 2013 Irrevocable Trust (the “Seiyonne Trust”), by and through Mr. Seiyonne Suriyakumar (“Mr. Seiyonne Suriyakumar”) as trustee; (v) Mr. Dilantha Wijesuriya, Chief Operating Officer of the Issuer (“Mr. Wijesuriya”); (vi) Mr. Jorge Avalos, Chief Financial Officer of the Issuer (“Mr. Avalos”); (vii) Mr. Rahul Roy, Chief Technical Officer of the Issuer (“Mr. Roy”); (viii) Mr. Sujeewa Sean Pathiratne, a private investor (“Mr. Pathiratne”) and (ix) TechPrint Holdings, Inc., a Delaware limited liability company (“TechPrint” or the “Acquirer” and collectively with Mr. Suriyakumar, the Family Trust, the Shiyulli Trust, the Seiyonne Trust, Mr. Wijesuriya, Mr. Avalos, Mr. Roy and Mr. Pathiratne, the “ Reporting Persons”).

This Amendment No. 4 amends and supplements the Schedule 13D, with respect to the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

The information set forth in this Item 3 shall be deemed to supplement Item 3 of the Schedule 13D/A filed by the Reporting Persons on September 12, 2024.

On November 22, 2024, TechPrint, TechPrint Merger Sub, Inc.(“Merger Sub”), the Company (upon the consummation of the Merger, the “Borrower”); certain financial institutions (collectively, the “Lenders”) and U.S. Bank National Association, as administrative agent, lender under a swing line of credit and issuer of letters of credit, entered into a Credit Agreement (the “Credit Agreement”) pursuant to which the Lenders committed to provide, on the terms and subject to the conditions set forth in the Credit Agreement, senior secured credit facilities consisting of a revolving line of credit of up to $60,000,000 (only $35 million of which may be drawn on the closing date of the Merger) and a term loan of $125,000,000. The proceeds of the revolving credit facility and the term loan will be utilized to pay a portion of the consideration for the Merger, to pay fees and expenses in connection with the credit facility and the transactions relating to the Merger, to refinance the existing indebtedness of Borrower and its subsidiaries and the ongoing working capital needs of Borrower and its subsidiaries.

Interest on the loans will be payable at the rate equal to Adjusted Term SOFR (Term SOFR plus a credit adjustment spread of 0.10%) plus the applicable Term SOFR Margin set forth below determined based upon Net Leverage Ratio, or the Base Rate (determined using the prime rate of U.S. Bank National Association) plus the applicable Base Rate Margin set forth below determined based upon Net Leverage Ratio.

Net Leverage Ratio	Term SOFR Margin	Base Rate Margin
> 4.00:1.00	4.25%	3.25%
<4.00:1.00 > 3.50:1.00	4.00%	3.00%
<3.50:1.00 > 3.00:1.00	3.75%	2.75%
<3.00:1.00 > 2.50:1.00	3.50%	2.50%
< 2.00:1.00	3.25%	2.25%

The loans will be guaranteed on a joint and several basis by TechPrint and all of the existing and future direct and indirect material domestic subsidiaries of TechPrint after giving effect to the Merger. The loans will be secured by a first-priority security interest, subject to permitted liens and other agreed upon exceptions, in substantially all the assets of TechPrint, and each subsidiary guarantor, including the pledge of all equity interests (other than any equity interest in UNIS Document Solutions Co, Ltd and its subsidiary).

The loans mature on November 22, 2029. The revolving loans are repayable on the maturity date. The term loan is repayable in quarterly installments equal to 1.25% of the principal amount of the term loan. The Borrower is required to prepay the loans on an annual basis in an amount equal to a percentage (determined based upon the net leverage for such fiscal year) of excess cash flow.

The Credit Agreement also contains reporting requirement, events of default and other customary covenants (including affirmative, negative and financial covenants) and mandatory prepayment provisions.

The foregoing description of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Credit Agreement, which has been filed as Exhibit 7.07 hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the Schedule 13D/A filed by the Reporting Persons on September 12, 2024.

On November 21, 2024, at a special meeting of the Company’s stockholders (the “Special Meeting”), the Company’s stockholders voted to approve a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby including the Merger.

On November 22, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly-owned subsidiary of TechPrint.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than shares that are (i) held by the Company or its subsidiaries as treasury stock or otherwise, (ii) owned by TechPrint immediately prior to the Effective Time of the Merger, (iii) held by the Rollover Stockholders to be contributed to TechPrint immediately prior to the Effective Time in exchange for common units of TechPrint, (iv) issued to certain of the Rollover Stockholders under the Company’s 2021 Incentive Plan, 2014 Stock Incentive Plan and 2005 Stock Plan (in each case as amended and as in effect from time to time, the “Company Stock Plans”), which equity awards were settled, pursuant to the Merger Agreement, in shares of Company Common Stock that such Rollover Stockholders agreed to contribute to TechPrint immediately prior to the Effective Time in exchange for common units of TechPrint, and (v) shares of Company Common Stock held by stockholders who properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the DGCL) (“Dissenting Shares” and, together with (i)-(iv), the “Excluded Shares”)) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $3.40 per share, payable to the holder thereof, without interest thereon (the “Merger Consideration”), and each share of Company Common Stock (other than the Excluded Shares) was automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

In addition, pursuant to the Merger Agreement:

(1) at the Effective Time, each Out-of-the-Money Company Option was cancelled without the payment of consideration;

(2) at the Effective Time, each In-the-Money Company Option that was not held by a Rollover Stockholder was converted into the right to receive an amount in cash equal to the Option Spread, less applicable Taxes and authorized deductions;

(3) immediately prior to the Effective Time, each In-the-Money Company Option, whether vested or unvested, that was held by a Rollover Stockholder was cancelled and converted into the right to receive a number of shares of Company Common Stock equal to the quotient of (i) the applicable Option Spread for such Company Option, less applicable taxes and authorized deductions, divided by (ii) the Merger Consideration, rounded down to the nearest whole share;

(4) immediately prior to the Effective Time, each Company RSA held by a Rollover Stockholder was cancelled and converted into a number of shares of Company Common Stock equal to the quotient of (i) the number of shares of Company Common Stock covered thereby multiplied by the Merger Consideration, less applicable Taxes and authorized deductions, divided by (ii) the Merger Consideration, rounded down to the nearest whole share; and

(5) at the Effective Time, each Company RSA that is not held by a Rollover Stockholder will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the number of shares of Company Common Stock covered thereby multiplied by (ii) the Merger Consideration, less applicable Taxes and authorized deductions.

Each share of Company Common Stock issued and outstanding immediately prior to or at the Effective Time that was owned by TechPrint as of immediately prior to or at the Effective Time (including all of the Rollover Shares contributed to TechPrint prior to the Effective Time pursuant to the Rollover Agreement, as amended) was not converted into the right to receive the Merger Consideration and instead remained outstanding and from and after the Effective Time represents one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share of the Surviving Corporation (the “Surviving Corporation Stock”). At the Effective Time, each Rollover Share was converted into one validly issued, fully paid and non-assessable share of Surviving Corporation Stock. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share of Merger Sub was, by virtue of the Merger, converted into one validly issued, fully paid and non-assessable share of Surviving Corporation Stock.

On November 22, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Company Common Stock prior to the opening of trading on November 22, 2024. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company Common Stock from the NYSE and the deregistration of the Company Common Stock under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Company Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Pursuant to the Voting Agreement dated as of August 27, 2024, as amended by Amendment No. 1 thereto dated September 10, 2024 (“Amendment No. 1 to Voting Agreement”) by and among the Rollover Stockholders, TechPrint and the Company (the “Voting Agreement”), the Rollover Stockholders who collectively beneficially owned approximately 19.6% of the Company Common Stock and approximately 15.8% of the voting power of the Company Common Stock prior to the Effective Time appeared at the Special Meeting or otherwise caused to be voted at the Special Meeting, all of their shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby including the Merger. The information in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.05 to Amendment No. 2 to the Schedule 13D and to Amendment No. 1 to Voting Agreement, a copy of which was filed as Exhibit 7.03 to Amendment No. 3 to the Schedule 13D.

Pursuant to the Rollover Agreement dated as of August 27, 2024, as amended by Amendment No. 1 dated September 10, 2024 (“Amendment No.1 to Rollover Agreement”) and among TechPrint and each of the Rollover Stockholders (the “Rollover Agreement”), the Rollover Stockholders contributed to TechPrint an aggregate of 6,751,244 shares of Company Common Stock in exchange for 6,751,244 units of TechPrint. The information in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which was filed as Exhibit 7.04 to Amendment No. 2 to the Schedule 13D and to Amendment No.1 to Rollover Agreement, a copy of which was filed as Exhibit 7.02 to Amendment No. 3 to the Schedule 13D.

As a result of these transactions, as of November 22, 2024, none of the Reporting Persons beneficially owns any shares of Company Common Stock.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item Interest in Securities of the Issuer

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any shares of Company Common Stock or have any voting or dispositive power over any shares of Company Common Stock.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Company Common Stock during the past 60 days.

(d) Not applicable

(e) November 22, 2024

Item 6 Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The summaries of the provisions of each of the agreements referenced in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full texts of such agreements which are filed as Exhibits 7.02 through 7.06 of Amendment No. 2 to Schedule 13D, Exhibits 7.01 through 7.03 of Amendment No. 3 to Schedule 13D and Exhibit 7.07 filed herewith. and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
7.07	Credit Agreement, dated as of November 22, 2024, by and among ARC Document Solutions, Inc., TechPrint Holdings, LLC, ARC Document Solutions, LLC, U.S. Bank National Association, as administrative agent, L/C issuer, and swing line lender, BMO Harris Bank N.A. as syndication agent, and the lenders and other parties thereto (included as Exhibit 10.1 to the Form 8-K of ARC Document Solutions, Inc. filed on November 22, 2024 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024

/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Trustee

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name:	Shiyulli Suriyakumar
Title:	Trustee

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name:	Seiyonne Suriyakumar
Title:	Trustee

/s/ Dilantha Wijesuriya
Name:	Dilantha Wijesuriya

/s/ Jorge Avalos
Name:	Jorge Avalos

/s/ Rahul Roy
Name:	Rahul Roy

/s/ Sujeewa Sean Pathiratne
Name:	Sujeewa Sean Pathiratne

TECHPRINT HOLDINGS, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Manager